Request for Voting Instructions ("VIF")

ANNUAL & SPECIAL
MEETING OF SHAREHOLDERS OF
CORAL GOLD RESOURCES LTD.
TO BE HELD AT Terminal City Club,
875 West Hastings Street, Vancouver, BC
ON Tuesday, July 11, 2006, AT 9:30 AM

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, **it will be necessary for us to have your specific voting instructions.** Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

SECURITYHOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

SEE IMPORTANT VOTING INSTRUCTIONS ON REVERSE.

Resolutions

(For full details of each resolution, please see the enclosed Information Circular)

	For	Against	Withhold
1. Appointment of Ernst & Young, LLP as auditors of the Company		N/A	
2. To authorize the Directors to fix the Auditors' remuneration			N/A
3. To determine the number of Directors at five			N/A
4. To elect as Director, Lloyd Andrews		N/A	
5. To elect as Director, Gary Robertson		N/A	
6. To elect as Director, Chris Sampson		N/A	
7. To elect as Director, David Wolfin		N/A	
8. To elect as Director, Louis Wolfin		N/A	
9. To amend the Company's 2005 Stock Option Plan as more particularly described in the Information Circular			N/A
10. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		N/A

Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.

IF YOU WISH TO:

A)    VOTE IN PERSON AT THE MEETING or

B)    APPOINT SOMEONE OTHER THAN THE MANAGEMENT PROXYHOLDERS NAMED IN THE MEETING MATERIAL TO VOTE ON YOUR BEHALF,

PRINT THE NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE:

SECURITYHOLDER SIGN HERE:

DATE SIGNED:

If you complete the above, a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in completing this form, please contact Dallas Chung at PCTC at 604-689-9853.

INSTRUCTIONS FOR COMPLETION OF VIF

1.	If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

2.
If this VIF is not dated in the space provided, authority is hereby given by you, the securityholder, for the proxyholder to date this form seven (7) calendar days after the date on which it was mailed to you, the securityholder.

3.	This VIF confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

4.	This VIF should be read in conjunction with the accompanying notice of meeting and information circular.

5.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

6.
If these voting instructions are given on behalf of a body corporate, set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

7.	To be represented at the Meeting, VIFs must be submitted no later than forty-eight (“48”) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or adjournment thereof.

VOTING METHODS

INTERNET VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. To receive securityholder communications electronically in the future, simply fill in your e-mail address at the bottom of the Internet Voting page.

TELEPHONE VOTING 24 Hours a Day, 7 days a week
If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-Tel-Vote (1-888-835-8683). Please have this proxy in hand when you call. A proxyholder that is not a management proxyholder cannot be appointed by telephone.

RETURN YOUR PROXY BY MAIL OR FAX to Pacific Corporate Trust Company
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9. Fax number 604-689-8144. Voting by mail or fax may be the only method for holdings held in the name of a corporation or holdings voted on behalf of another individual.  Do not mail the printed proxy or VIF if you have voted by internet or telephone.